Press Release

ENVOY COMMUNICATIONS GROUP INC. ANNOUNCES
FISCAL 2004 SECOND QUARTER RESULTS
Envoy eliminates debt — has over $51 million in cash for acquisitions/investments

TORONTO, ON — UNDER EMBARGO UNTIL May 20, 2004 at 9:00 AM - Envoy’s second quarter results have improved significantly over the previous year, excluding non-recurring items and discontinued/sold operations. Envoy recorded revenues of $10.6 million for the three months ending March 31, 2004, compared to $8.7 million for the three months ending March 31, 2003. Net revenue in the prior year included $0.7 million from subsidiaries disposed of or shutdown during fiscal 2003. Net revenue from continuing business increased 33% in the three months ended March 31, 2004, compared to the same period of fiscal 2003.

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) also showed significant improvement, excluding discontinued/sold operations. EBITDA for the three months ending March 31, 2004 was $0.6 million, compared to earnings of $0.5 million for the three months ending March 31, 2003. EBITDA in the prior year included a deferred foreign exchange gain of $0.8 million relating to the shutdown of one of our subsidiaries. Excluding the foreign exchange gain, EBITDA increased $0.9 million in the three months ended March 31, 2004, compared to the same period of fiscal 2003.

As a result of Envoy’s refinancing during the first quarter ended December 31, 2003 and the repayment of its long-term debt during the second quarter ended March 31, 2004, Envoy incurred a non-cash, imputed interest charge of $2.6 million as well as a cash penalty and interest expense of $0.4 million. Linda Gilbert, CFO of Envoy, said “Envoy will not only save millions of dollars in interest expense over the next several years as a result of the debt repayment, but will also generate interest income, due to the strong cash position on its balance sheet.”

Envoy recorded a loss on disposal of $0.5 million, due to the sale of its wholly-owned subsidiary, Communique Incentive Inc. Excluding the one-time loss from the sale of Communique and the non-cash interest expense, Envoy incurred a net loss of $.02 per share.

Envoy has successfully completed two equity financings for gross proceeds of approximately $67.8 million. Envoy raised gross proceeds of $40.2 million during the second quarter and additional gross proceeds of $27.6 million during the third quarter. The $27.6 million additional gross proceeds will be reflected in our third quarter balance sheet. These two equity financings significantly strengthened Envoy’s balance sheet and will allow Envoy to implement its strategic acquisition and investment plan. At this time, Envoy does not foresee a need to raise any further capital.

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Geoff Genovese, CEO of Envoy, states: “One of our important goals this year was to establish a strong foundation on which to build for future growth. We now have this foundation in place, which includes a strengthened balance sheet with over $51 million in cash available for investment and acquisitions. Envoy has a strategic acquisition plan in place. This plan includes acquiring companies that will be synergistic with our current businesses, both in the United Kingdom and North America. Consequently, we have recently initiated discussions with potential target companies.”

In addition to Envoy’s strategic acquisition plan, it has a strong management team at its operations level. This team is focused on growing the businesses of its clients as well as the Envoy Group of Companies. This is evidenced by Envoy’s 33% organic growth from operations in this quarter. Envoy’s management team is confident that Envoy can turn the accomplishments of the past 12 months into continued growth and profitability in the coming quarters and beyond.

Financial Highlights

Envoy Communications Group Inc.
Income Statement highlights
(Expressed In Canadian dollars)
(Unaudited — Prepared by Management)

	For the six months ended
	March 31	March 31
	2004	2003
Net revenue	$19,625,938	$20,178,101
Operating expenses	18,339,225	19,082,556

Earnings before interest, taxes, depreciation and amortization (EBITDA)	1,286,713	1,095,545
Depreciation	1,162,973	1,142,225
Amortization of intangible asset	—	—
Investment Earnings	(49,465)	—
Accreted interest imputed on warrants and debentures (non cash interest)	2,552,991	374,728
Interest expense and financing costs	991,100	1,119,385

Loss before sale of subsidiary, income taxes and discontinued operations	(3,370,886)	(1,540,793)
Gain on disposal of subsidiary	—	(2,271,811)

(Loss) income before income taxes and discontinued operations	(3,370,886)	731,018
Income taxes	215,121	—

(Loss) income before discontinued operations	(3,586,007)	731,018
(Loss) income from discontinued operations, net of income taxes	(465,142)	59,181

Net (loss) income	(4,051,149)	790,199
Deficit, beginning of period	(45,090,767)	(47,629,529)

Deficit, end of period	$(49,141,916)	$(46,839,330)

Earnings (loss) per share from continuing operations	$(0.07)	$0.03
Basic	$(0.07)	$0.03
Diluted

Earnings (loss) per share from discontinued operations
Basic	$(0.01)	$0.00
Diluted	$(0.01)	$0.00

Weighted average number of common shares outstanding	50,155,954	21,258,693

Envoy Communications Group Inc.
Balance Sheet highlights
(Expressed In Canadian dollars)
(Unaudited — Prepared by Management)

	As at
	March 31	September 30
	2004	2003
Assets
Current Assets	$45,402,892	$18,843,965
Long term assets	19,703,944	19,122,798

	$65,106,836	$37,966,763

Current Liabilities	11,515,458	20,703,891
Long-term debt	636,412	4,904,369

Shareholders’ equity	52,954,966	12,358,503

	$65,106,836	$37,966,763

Envoy Communications Group Inc.
Income Statement highlights
(Expressed In Canadian dollars)
(Unaudited — Prepared by Management)

	For the three months ended
	March 31	March 31
	2004	2003
Net revenue	$10,584,234	$8,667,650
Operating expenses	10,019,834	8,146,587

Earnings before interest, taxes, depreciation and amortization (EBITDA)	564,400	521,063
Depreciation	585,771	582,414
Amortization of intangible asset	—	6,049
Investment Earnings	(49,465)	—
Accreted interest imputed on warrants and debentures (non cash interest)	2,302,111	195,239
Interest expense and financing costs	603,971	606,415

Loss before sale of subsidiary, income taxes and discontinued operations	(2,877,988)	(869,054)
Gain on disposal of subsidiary	—	(2,272,123)

(Loss) income before income taxes and discontinued operations	(2,877,988)	1,403,069
Income taxes	215,121	122,562

(Loss) income before discontinued operations	(3,093,109)	1,280,507
(Loss) income from discontinued operations, net of income taxes	(465,576)	111,340

Net (loss)	(3,558,685)	1,391,847
Deficit, beginning of period	(45,583,231)	(48,231,177)

Deficit, end of period	$(49,141,916)	$(46,839,330)

Earnings (loss) per share from continuing operations
Basic	$(0.05)	$0.06
Diluted	$(0.05)	$0.06
Earnings (loss) per share from discontinued operations
Basic	$(0.01)	$0.01
Diluted	$(0.01)	$0.01

Weighted average number of common shares outstanding	58,979,809	21,258,693

About Envoy
Envoy Communications Group (NASDAQ: ECGI / TSX:ECG) is an international consumer and retail branding company with offices throughout North America and Europe. For more information on Envoy visit www.envoy.to.

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Cautionary Statement
Certain statements contained in this press release may constitute “forward-looking statements” within the meaning of Section 21E(i)(1) of the United States Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Envoy’s actual results to be materially different from any future results expressed or implied by these statements. Such factors include the following: general economic and business conditions, changes in demand for Envoy’s services, changes in competition, the ability of Envoy to integrate acquisitions or complete future acquisitions, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Envoy that Envoy’s plans and objectives will be achieved. These forward-looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.

For further information, please call:
Envoy Communications Group Inc.
Contact: Geoffrey Genovese
Tel: (416) 593-1212

Or contact our investor relations department at: info@envoy.to